Exhibit 97

First United Corporation

Incentive Compensation Recovery Policy

As required by Rule 10D-1 adopted by the Securities and Exchange Commission (the “SEC”) and Rule 5608 of the Rules of The Nasdaq Stock Market (“Nasdaq”), the Board of Directors (the “Board”) of First United Corporation (the “Corporation”) has adopted this Incentive Compensation Recovery Policy (this “Policy”).

I.Effective Date.  The effective date of this Policy is November 8, 2023.

II.

Covered Compensation.  This Policy applies to all Incentive-Based Compensation (as defined below) received by an individual:  (a) after beginning service as an Executive Officer (as defined below); (b) who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation in question; (c) while the Corporation has a class of securities listed on a national securities exchange or a national securities association, such as Nasdaq; and (d) during the three (3) completed fiscal years immediately preceding the date that the Corporation is required to prepare an accounting restatement as described below.  In addition to these last three (3) completed fiscal years, this Policy also applies to any transition period (that results from a change in the Corporation’s fiscal year) within or immediately following those three (3) completed fiscal years.  However, a transition period between the last day of the Corporation’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to 12 months will be deemed a completed fiscal year.

●	“Incentive-Based Compensation” means all compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure (as defined below). The amount of compensation subject to this Policy is the amount of incentive-based compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts and will be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (i) the amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and (ii) the Corporation must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.
●	“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Corporation’s financial statements, and any other measure that is derived wholly or in part from such measure. Stock price and total shareholder return are each a Financial Reporting Measure. A measure need not be presented within the financial statements or included in a filing with the SEC for it to be deemed a Financial Reporting Measure.
●	Incentive-Based Compensation is deemed “received” for purposes of this Policy in the Corporation’s fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
III.

Definition of Executive Officer.  For purposes of this Policy, the term “Executive Officer” includes the Corporation’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Corporation in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a significant policy-making function, or any other person who performs similar significant policy-making functions for the Corporation. Executive officers of the Corporation’s subsidiaries, including First United Bank & Trust, will be deemed to be Executive Officers for purposes of this Policy if they perform such significant policy-making functions for the Corporation.  The identities of the Corporation’s Executive Officers for purposes of this Policy will be consistent with, and no less inclusive than, the list of executive officers identified by the Corporation for purposes of disclosing information about executive officers in its Annual Reports on Form 10-K and/or its definitive proxy statements for annual meeting of shareholders pursuant to Item 401(b) of the SEC’s Regulation S-K.

IV.

Recovery of Erroneously Awarded Compensation.  If the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then the Corporation shall be entitled to (and shall) recover the amount of erroneously awarded Incentive-Based Compensation (“Erroneously Awarded Compensation”).

The Corporation’s right and obligation to recover Erroneously Awarded Compensation shall not be dependent on if or when the restated financial statements are filed.

For purposes of determining the relevant recovery period, the date that the Corporation is required to prepare an accounting restatement described in this Policy is the earlier to occur of:  (a) the date that the Board, a committee of the Board, or the officer or officers of the Corporation authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Corporation is required to prepare an accounting restatement as described in this Policy; or (b) the date that a court, regulator, or other legally authorized body directs the Corporation to prepare an accounting restatement as described in this Policy.

The Company must recover Erroneously Awarded Compensation in compliance with this Policy except to the extent that one of the exceptions identified below applies.

●	The conditions of paragraphs (b)(1)(iv)(A), (B), or (C) of Nasdaq Rule 5608 are met and the Board’s Compensation Committee or, in the absence of such a committee, a majority of the independent directors serving on the Board, has made a determination that recovery would be impracticable.

Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Corporation must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

●	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered.

●	Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Corporation must obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and must provide such opinion to Nasdaq.
●	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of 26 U.S.C. § 401(a)(13) or 26 U.S.C. § 411(a) and regulations thereunder.

The Corporation is prohibited from indemnifying any Executive Officer or former Executive Officer against the loss of Erroneously Awarded Compensation.

If and to the extent that there any conflict between the provisions of this Policy and the provisions of any compensatory plan, agreement, or other arrangement between the Corporation and/or one of its parents or subsidiaries, on the one hand, and any Executive Officer, on the other hand, the provisions of this Policy shall control.

V.

Regulatory Reporting.  The Corporation shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the Corporation’s applicable SEC filings.

VI.

Consent by Executive Officers.  Each individual who has received and/or is in the future granted an opportunity to receive Incentive-Based Compensation covered by this Policy shall be provided with a copy of this Policy and shall agree, as a condition to retaining or receiving such opportunity, to be bound by this Policy by signing below.  The Corporation shall retain a copy of such agreement.